

Mail Stop 3561

October 16, 2007

Via Fax & U.S. Mail

Mr. Timothy J. Gallagher
Chief Financial Officer
66 Field Point Road,
Greenwich, Connecticut 06830

> **Re:  Genesee & Wyoming, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 001-31456**

Dear Mr. Gallagher:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2006

Financial Statements

Note 2 – Significant Accounting Policies

Consolidation, page F-9

1. We note from disclosure elsewhere in your filing that, during 2006, due to heightened political and economic unrest and uncertainties in Bolivia, you determined that your 22.89% indirect investment in Ferroviaria Oriental S.A. had suffered an other-than-temporary decline in value. As such, you recorded a $5.9 million impairment charge on the equity-method investment. We also note from your disclosure here and elsewhere in your filing that as of June 1, 2006, you discontinued equity accounting for the remaining $3.0 million investment in Oriental, utilizing the cost method instead. Please tell us how such a change is in accordance with paragraphs 19 (h) and (i) of APB 18, if applicable. Specifically, it appears equity method accounting should be used until the recorded value of such investment reaches $0 through application of your pro-rata share of loss. Alternatively, if the change is considered appropriate under paragraphs 17 and 19 (l) of the APB, please provide a detailed description of the specific facts and circumstances that had occurred as of June 1, 2006 and that caused you to change your accounting at that date. Cite your basis in GAAP for this change. In addition, please tell us how the value of the remaining investment was determined. Finally, please revise your financial statements, if appropriate, or tell us why such revision is unnecessary. If you feel that such revision is appropriate but is not material, please provide us with your materiality assessment using both the "iron curtain" and "rollover" methods on a quarterly and annual basis. Also, ensure your analysis uses both quantitative and qualitative factors. Refer to SABs 99, 104, and 108 for guidance.


Grants, page F-10

2. You state that customers sometimes provide fixed funding of certain projects and that you record a gain if the funding exceeds the actual cost. Please describe the significant contractual terms of such funding arrangements. That is, it appears that the funds provided by customers are unrestricted as to use and that there are no requirements to carry over or return unused funds. Please advise, and quantify the amount of these gains recognized during each period for which an income statement is presented.

Pension and Other Postretirement Benefit Plans, page F-12

3.  If you elect to refer to the use of a "third-party actuary" in connection with your plans' measurement, you must specifically identify that actuary in your filing. Further, if the filing is incorporated into a registration statement by reference, you must identify that actuary as an "Expert" and include his consent in the transactional filing. Please revise or advise.

Note 3 – Changes in Operations

Australia, page F-15

4.  We note from your disclosure here and elsewhere in your filing that your purchase price allocation related to the GWA purchase, executed in Q2 2006, was not completed until Q2 2007. It is unclear from your disclosure why the allocation period was held open. Please note that SFAS 141 defines the end of the allocation period as the point in time when the acquiring entity is no longer waiting for information that it has arranged to obtain or knows to be obtainable. As such, the existence of a pre-acquisition contingency for which an asset, a liability, or an impairment of an asset cannot be estimated does not, in itself, extend the allocation period. Please also note that the definition as contained in SFAS 141 sets forth one year as an outside limit. Given this definition and the disclosure requirements of paragraph 51 (h) of SFAS 141, please explain to us and revise asset allocation disclosures throughout your filing to discuss the facts and reasons the purchase price allocation had not been finalized as well as the nature and amount of any material adjustments to the original purchase price allocation. Your response should specifically address all acquisitions disclosed in your financial statements.

Note 10. Derivative Financial Instruments, page F-31

5.  Refer to your discussion of the foreign currency hedge on page F-32. Hedge accounting is permitted only for certain hedging instruments and items, so not all economic hedges qualify for hedge accounting. Even if other hedge criteria would otherwise be met, certain transactions cannot qualify as hedged items for accounting purposes. These items include equity-method investments and disposals of equity-method investments. If the two foreign currency forward contracts entered into in February 2006 were considered to be economic hedges but did not qualify for hedge accounting, please expand your disclosures to explain this fact. If you believe that hedge accounting is permitted for these instruments, please provide a detailed explanation of the nature and purpose of foreign currency hedges and identify your basis in GAAP for the use of hedge accounting.

Form 10-Q for the Quarterly Period Ended June 30, 2006

6.  We note from your disclosure that you informed SCT of your intention to cease FCCM's Mexican operations due to damage sustained during 2005's Hurricane Stan, and that the liquidation of such operations is expected to be completed before the end of the fiscal year. We also note that you have presented Mexican operations at both December 31, 2006 and June 30, 2007 as a separate segment, indicating discreet financial information is available. In this regard, we note that you refer to this anticipated disposal as a "liquidation." Please explain, in expanded detail, how your accounting complies with paragraphs 27 and 28 of SFAS 144. As a related matter, you also state that the Mexican government may acquire or lease FCCM's equipment based upon fair market value. Absent such an acquisition, the company intends to sell the equipment in the United States. Please tell us whether and how a probable sale of assets would alter your presentation and accounting.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.


Sincerely,


David R. Humphrey
Branch Chief